UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F X                                      Form 40-F


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

       Yes                                              No X

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                  This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




21 December 2004

The Manager
Company Announcements Office
Primary Markets Division
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company today made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2004.

The earliest normal vesting date on which shares may be released is 21 December 2007. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 21 December 2007 for a further two years, the maximum number of shares that the following executive directors may receive is :
Marjorie Scardino (416,130); David Bell (165,063); Rona Fairhead (165,063); Peter Jovanovich (165,063); and John Makinson (165,063).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2004 to 2007. Another third of the award will be based on Pearson's return on invested capital in 2006. The final third of the award will be based on Pearson's growth in sales and in earnings per share over the period 2003 to 2006. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2004.

Yours faithfully
PEARSON plc

Stephen Jones
Deputy Secretary





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         PEARSON plc

Date: 21 December 2004

                                                 By:   /s/ STEPHEN JONES
                                                 -----------------------
                                                         Stephen Jones
                                                         Deputy Secretary